SEQUENOM, INC.

3595 JOHN HOPKINS COURT

SAN DIEGO, CA 92121

June 30, 2006

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, DC 20549

Attn:	Mary K. Fraser, Esq.

  Jeffrey P. Riedler, Esq.

Re:	Sequenom, Inc.

Registration Statement on Form S-3 (File No. 333-135015)

Dear Ms. Fraser:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on Thursday, July 6, 2006, at 9:00 AM, Eastern Time, or as soon thereafter as is practicable.

In connection with this request, Sequenom, Inc. (the “Company”) acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SEQUENOM, INC.

/s/ Harry Stylli
Harry Stylli
President and Chief Executive Officer